FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 2, 2010

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F       X       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No          X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated February 2, 2010.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2010
ARM HOLDINGS PLC.

By: /s/Tim Score Name: Tim Score Title: Chief Financial Officer

ARM HOLDINGS PLC REPORTS RESULTS FOR THE FOURTH QUARTER AND FULL YEAR 2009

CAMBRIDGE, UK, 2 February 2010—ARM Holdings plc announces its unaudited financial results for the fourth quarter and full year ended 31 December 2009, reflecting resilient trading performance and further progress in delivering ARM’s strategy.

Q4 Financial Summary	Normalised*			IFRS
	Q4 2009	Q4 2008	% Change	Q4 2009	Q4 2008
Revenue ($m)	140.0	149.4	-6%	140.0	149.4
Revenue (£m)	85.2	94.4	-10%	85.2	94.4
Operating margin	37.3%	34.6%		23.0%	23.8%
Profit before tax (£m)	32.3	33.4	-3%	20.1	23.2
Earnings per share (pence)	1.79	1.94	-8%	1.32	1.35
Net cash generation (£m)**	30.7	28.3
Effective revenue fx rate ($/£)	1.64	1.58

FY Financial Summary	Normalised*			IFRS
	FY 2009	FY 2008	% Change	FY 2009	FY 2008
Revenue ($m)	489.5	546.2	-10%	489.5	546.2
Revenue (£m)	305.0	298.9	+2%	305.0	298.9
Operating margin	31.2%	32.7%		15.0%	20.1%
Profit before tax (£m)	96.8	101.0	-4%	47.3	63.2
Earnings per share (pence)	5.45	5.66	-4%	3.11	3.39
Net cash generation (£m)**	86.1	93.1
Full year dividend (pence)	2.42	2.20	+10%
Effective revenue fx rate ($/£)	1.60	1.83

Progress against strategy in Q4
•	Growth in mobile applications
o	ARM opportunity increases as smartphone growth continues and first ARM® technology-based mobile computers introduced
o	6 processor licenses signed for mobile phone and computing applications
o	ARM achieves an average of 2.4 chips per phone as capability of mobile phones increases
•	Growth beyond mobile
o	ARM increases share in target markets such as consumer electronics and embedded products
o	Strong sequential growth with microcontrollers up 60% and smartcards up 100%
o	19 processor licenses signed for a broad range of applications including automotive, microcontrollers, printers and smartcards
•	Growth in new technology outsourcing
o	Leading semiconductor companies continue to license ARM’s physical IP and multimedia IP including:
▪	GLOBALFOUNDRIES licensed ARM’s advanced 28nm physical IP
▪	Samsung licensed ARM’s Mali graphics processor for use in next generation consumer products

Warren East, Chief Executive Officer, said:
“We are pleased that in Q4 ARM has continued to outperform the semiconductor industry as we gain market share. Throughout 2009 we demonstrated the resilience of the ARM business model in a challenging trading environment.  Despite industry dollar revenues being down about 20% in the relevant period, ARM market share gains resulted in dollar revenues being down 10% with on-going financial discipline maintaining normalised operating margins over 30% and  delivering strong cash generation.

The company is well-placed for this strong performance to continue as leading semiconductor manufacturers are increasingly designing ARM technology into their products, and as ARM technology becomes ever more pervasive in markets with long-term structural growth such as smartphones, digital TVs and microcontrollers.  Recently, Infineon and STMicroelectronics have announced the intention to use, for the first time, ARM processors in their smartcard and digital TV/set-top-box product lines respectively.”

Outlook
It is generally anticipated that the semiconductor industry will see improving conditions in 2010 compared to 2009.  The rate of improvement is still unclear as it will be influenced by consumer confidence and the broader macro-economic environment.  Reflecting these generally anticipated improvements in the semiconductor industry, and given ARM’s strong industry position coming into 2010, we expect group dollar revenues for the full-year to be at least in line with current market expectations.

Q4 2009 – Revenue Analysis	Revenue ($m)***			Revenue (£m)
	Q4 2009	Q4 2008	% Change	Q4 2009	Q4 2008	% Change
PD
Licensing	35.7	43.0	-17%	21.5	26.5	-19%
Royalties	63.5	65.5	-3%	38.4	42.5	-10%
Total PD	99.2	108.5	-9%	59.9	69.0	-13%
PIPD
Licensing	9.2	9.8	-7%	5.8	6.3	-8%
Royalties[1]	11.1	10.5	6%	6.7	6.8	-1%
Total PIPD	20.3	20.3		12.5	13.1	-4%
Development Systems	12.7	12.9	-1%	7.9	8.1	-2%
Services	7.8	7.7	1%	4.9	4.2	15%
Total Revenue	140.0	149.4	-6%	85.2	94.4	-10%
1 Includes catch-up royalties in Q4 2009 of $0.8m (£0.5m) and in Q4 2008 of $1.0m (£0.6m).

FY 2009 – Revenue Analysis	Revenue ($m)***			Revenue (£m)
	FY 2009	FY 2008	% Change	FY 2009	FY 2008	% Change
PD
Licensing	128.2	145.1	-12%	76.5	79.3	-4%
Royalties	208.1	226.5	-8%	132.5	125.5	6%
Total PD	336.3	371.6	-10%	209.0	204.8	2%
PIPD
Licensing	35.9	44.6	-20%	22.0	24.2	-9%
Royalties[1]	36.2	40.3	-10%	22.9	22.2	3%
Total PIPD	72.1	84.9	-15%	44.9	46.4	-3%
Development Systems	51.6	57.8	-11%	32.9	31.1	6%
Services	29.5	31.9	-8%	18.2	16.6	10%
Total Revenue	489.5	546.2	-10%	305.0	298.9	2%
1 Includes catch-up royalties in FY 2009 of $5.0m (£2.6m) and in FY 2008 of $4.6m (£2.5m).

*
Normalised figures are based on IFRS, adjusted for acquisition-related, share-based payment costs and restructuring charges and profit on disposal and impairment of available-for-sale investments. For reconciliations of IFRS measures to normalised non-IFRS measures detailed in this document, see notes 5.1 to 5.18.

**
Before dividends and share buybacks, net cash flows from share option exercises, disposals of available-for-sale investments, investment and acquisition consideration and other items excluded from normalised profits – see notes 5.9 to 5.13.

***
Dollar revenues are based on the group’s actual dollar invoicing, where applicable, and using the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars.  Approximately 95% of invoicing is in dollars.

****	Each American Depositary Share (ADS) represents three shares.

A presentation of these results will be webcast today at 9:30 GMT at www.arm.com/ir

CONTACTS:

Nick Claydon/Daniel Thöle	Tim Score/Ian Thornton
Brunswick	ARM Holdings plc
+44 (0)207 404 5959	+44 (0)1223 400400

Total revenues
Total revenues in Q4 2009 were $140.0 million, down 6% on Q4 2008.  Q4 sterling revenues were £85.2 million, down 10% year-on-year. By comparison dollar revenue for the semiconductor industry was down about 15% over the equivalent period1.

Total 2009 full-year revenues were $489.5 million, down 10% on 2008.  Full-year sterling revenues were £305.0 million, up 2% on 2008. By comparison dollar revenue for the semiconductor industry was down about 20%2 over the equivalent period.

License revenues
Total dollar license revenues in Q4 2009 declined by 15% year-on-year to $44.9m, representing 32% of group revenues.  License revenues comprised $35.7 million from PD and $9.2 million from PIPD.

During Q4, several partners entered into long-term commitments to use ARM technology where the revenue associated with these agreements goes into backlog to be recognised in future quarters as engineering and delivery milestones are achieved. In addition, a subscription license was renewed during the quarter. As a result, group backlog at the end of the quarter was up more than 30% sequentially to a record high.  See Backlog section for more details.

Full-year dollar license revenues were $164.1 million, down 14% on 2008.

Royalty revenues
Royalties are recognised one quarter in arrears with royalties in Q4 generated from semiconductor unit shipments in Q3.  Total dollar royalty revenues in Q4 2009 declined 2% to $74.6 million, representing 53% of group revenues.  Royalty revenues comprised $63.5 million for PD and $11.1 million for PIPD.

PD royalties were up 20% sequentially in Q4 2009, due to particularly strong Bluetooth, microcontroller and smartcard shipments.

PIPD royalties of $11.1 million include $0.8 million of “catch-up” royalties. Underlying royalties for PIPD were up 8% year-on-year to a record high, compared to the forecasted decline in overall foundry revenues3 of about 5% in the corresponding period.

Full-year dollar royalty revenues were $244.3 million, down 8% on 2008.  Royalty revenues now represent 50% of ARM’s total revenues, having grown from less than 40% in 2005.  It is expected that royalty revenues will become a greater proportion of Group revenues in the future.

Development Systems and Service revenues
Sales of development systems were $12.7 million in Q4 2009, slightly lower than Q4 last year and representing 9% of group revenues.  Service revenues were $7.8 million in Q4 2009, just ahead of last year and representing 6% of group revenues.

Full-year development systems revenues were $51.6 million, down 11% year-on-year. Full-year service revenues were $29.5 million, down 8% on 2008.

Gross margins
Gross margin in Q4 2009, excluding share-based payment costs of £0.6 million, was 94.3%, compared to 89.5% in Q4 2008.

Full-year gross margin, excluding share-based payment costs of £1.7 million, was 92.2% compared to 89.4% in 2008.

The higher gross margin in 2009 compared to 2008 is due primarily to the higher proportion of royalty and licensing revenue compared to development systems and services revenues.

1 Source: Semiconductor Industry Association, November 2009
2 Source: Semiconductor Industry Association, November 2009
3 Source: Gartner, December 2009

Operating expenses and operating margin
Normalised Q4 and full-year income statements for 2009 and 2008 are included in notes 5.14 to 5.18 below which reconcile IFRS to the normalised non-IFRS measures referred to in this earnings release.

Normalised operating expenses (excluding acquisition-related, share-based payments and restructuring charges) in Q4 2009 were £48.6 million compared to £46.0 million in Q3 2009 and £51.8 million in Q4 2008.  The sequential increase in operating expenses in the fourth quarter is due primarily to a higher charge for bonus and commission payments than in Q3, arising from the strong revenue and bookings performance in Q4. Underlying costs were carefully managed throughout 2009. Group headcount at the end of 2009 is approximately 2% lower than at the start of the year and a pay freeze remained in place throughout the year. The pay freeze was lifted with effect from 1 January 2010 and, subject to the generally anticipated improvement in trading conditions materialising, it is expected that net headcount will increase gradually during 2010 as the Group continues to invest in the innovative technology that underpins future license and royalty revenues. Normalised operating expenses in Q1 2010 (assuming effective exchange rates similar to current levels) are expected to be £48-50 million.

Normalised operating margin in Q4 2009 was 37.3%, ARM’s highest ever, mainly due to Q4 being the Group’s second highest revenue quarter, combined with on-going financial discipline. Normalised operating margin in Q3 2009 and Q4 2008 was 31.7% and 34.6% respectively. Normalised operating margin in the full-year 2009 was 31.2% compared to 32.7% in 2008.

Normalised research and development expenses were £23.9 million in Q4 2009, representing 28% of revenues, compared to £21.5 million in Q3 2009 and £18.6 million in Q4 2008. Normalised sales and marketing costs in Q4 2009 were £12.7 million, being 15% of revenues, compared to £11.9 million in Q3 2009 and £14.1 million in Q4 2008. Normalised general and administrative expenses in Q4 2009 were £12.0 million, representing 14% of revenues, compared to £12.6 million in Q3 2009 and £19.2 million in Q4 2008.

Total IFRS operating expenses in Q4 2009 were £60.2 million (Q4 2008: £61.7 million) including amortisation of intangible assets and other acquisition-related charges of £3.7 million (Q4 2008: £5.6 million), £7.4 million (Q4 2008: £4.0 million) in relation to share-based payments and related payroll taxes and restructuring charges of £0.5 million (Q4 2008: £0.3 million). Total share-based payments and related payroll tax charges of £8.0 million in Q4 2009 were included within cost of revenues (£0.6 million), research and development (£4.8 million), sales and marketing (£1.5 million) and general and administrative (£1.1 million).

Full-year total IFRS operating expenses for 2009 were £233.9 million, including share-based payments and related payroll taxes of £23.0 million, amortisation of intangible assets and other acquisition charges of £16.2 million and restructuring charges of £8.5 million. Excluding these charges, operating expenses for the full year were £186.2 million, compared to £169.5 million in 2008.

Earnings and taxation
Profit before tax in Q4 2009 was £20.1 million compared to £23.2 million in Q4 2008. After adjusting for acquisition-related, share-based payments and restructuring charges, normalised profit before tax in Q4 2009 was £32.3 million compared to £33.4 million in Q4 2008.  The Group's effective normalised tax rate in Q4 2009 was 27.2% (IFRS: 13.8%) giving a full year normalised tax rate of 26.8% (IFRS: 14.4%). The tax rate under IFRS is lower than the normalised tax rate due primarily to the impact of tax credits arising on share-based payments.

In Q4 2009, fully diluted earnings per share prepared under IFRS were 1.32 pence (6.38 cents per ADS****) compared to earnings per share of 1.35 pence (5.94 cents per ADS****) in Q4 2008. Normalised fully diluted earnings per share in Q4 2009 were 1.79 pence per share (8.66 cents per ADS****) compared to 1.94 pence (8.52 cents per ADS****) in Q4 2008.

Full-year 2009 fully diluted earnings per share prepared under IFRS were 3.11 pence compared to earnings per share of 3.39 pence in 2008.  Normalised fully diluted earnings per share for 2009 were 5.45 pence per share compared to 5.66 pence per share in 2008.

Balance sheet
Intangible assets at 31 December 2009 were £541.5 million, comprising goodwill of £516.8 million and other intangible assets of £24.7 million, compared to £567.8 million and £45.1 million respectively at 31 December 2008. A regular review of the carrying value of assets arising on acquisition was performed during Q4 2009 and it was concluded that no impairment was required.

Total accounts receivable were £65.2 million at 31 December 2009, comprising £52.2 million of trade receivables and £13.0 million of amounts recoverable on contracts, compared to £56.1 million at 30 September 2009, comprising £45.3 million of trade receivables and £10.8 million of amounts recoverable on contracts. Days sales outstanding (DSOs) were 46 at 31 December 2009 compared to 43 at 30 September 2009 and 49 at 31 December 2008.

Cash flow and dividend
Total cash (see notes 5.6 to 5.8) at 31 December 2009 was £141.8 million compared to £121.7 million at 30 September 2009.  Normalised cash generation in Q4 2009 was £30.7 million.

The directors recommend payment of a final dividend in respect of 2009 of 1.45 pence per share, up 10%, which taken together with the interim dividend of 0.97 pence per share paid in October 2009, gives a total dividend in respect of 2009 of 2.42 pence per share, an increase of 10% on the total dividend of 2.2 pence per share in 2008. Subject to shareholder approval, the final dividend will be paid on 19 May 2010 to shareholders on the register on 30 April 2010.

Operating review

Backlog
During Q4 several partners entered into long-term commitments to use ARM technology including GLOBALFOUNDRIES licensing leading-edge physical IP, Infineon signing an architecture license, enabling them to develop ARM technology-compatible processors for security applications such as smartcards, and STMicroelectronics renewing their subscription license.

This has led to ARM’s highest ever group order backlog at the end of Q4 2009, increasing more than 30% sequentially and up more than 20% on a year ago.

Processor licensing
A total of 25 processor licenses were signed in Q4.  Non-mobile devices continue to be a major driver for processor licensing with 19 of the new processor licenses being signed for a broad range of digital products such as automotive, consumer entertainment, microcontrollers, printers, networking, smartcards and solid state drives.  The remaining six licenses were entered into for use in mobile computers and smartphones, including a new use for an ARM processor in the peripheral ICs within a mobile phone.

14 of the licenses were for ARM’s advanced Mali™ graphics and Cortex™ processors, including Samsung who licensed a Mali 3D graphics processor for use in next generation consumer products.  As industrial and consumer products become more energy and resource efficient, they need smarter chips to control them.  This is opening up new markets for ARM technology in deeply embedded chips, such as microcontrollers, illustrated by seven of these licenses being for Cortex-M class processors.

Q4 2009 and Cumulative Processor Licensing Analysis
	Existing Licensees	New Licensees	Quarter Total	Cumulative Total*
ARM7	2	1	3	172
ARM9	1	3	4	262
ARM11	3	1	4	76
Cortex-A	4		4	33
Cortex-R				17
Cortex-M	5	2	7	51
Mali	2		2	27
Other	1		1	24
Total	18	7	25	662
* Adjusted for licenses that are no longer expected to start generating royalties

As mentioned in the Q3 2009 earnings announcement, ARM has been meeting new product development demand, from companies with reduced budgets, by offering more term and single-use licenses.  Typically, these licenses have a lower upfront fee but a higher on-going royalty rate.

Processor royalties
Royalties are recognised one quarter in arrears with royalties in Q4 generated from semiconductor unit shipments in Q3.  PD royalty revenues in Q4 2009 declined 3% year-on-year.  This compares with industry revenues declining by about 20% in the shipment period (i.e. Q3 2009 compared to Q3 2008), demonstrating ARM’s market share gains over the last 12 months.

Q4 revenue came from the sales of more than 1.3 billion ARM technology-based chips, the highest ever number of ARM technology-based chips shipped in a quarter.  The ARM11™ family now represents 5% of total unit shipments, with the ARM7™ and ARM9™ families representing 57% and 36% of total shipments respectively.   The Cortex family represents 2% of total shipments, with the number of Cortex processor-based chips more than doubling sequentially.

Q4 2009 Processor Royalty Analysis
Processor Family	Unit Shipments	Market Segment	Unit Shipments
ARM7	57%	Mobile	62%
ARM9	36%	Enterprise	15%
ARM11	5%	Home	5%
Cortex	2%	Embedded	18%

ARM continued to gain share in non-mobile end-markets.  Shipments of ARM technology-based microcontrollers grew 60% sequentially, compared to 20% growth for the overall microcontroller market, and ARM technology-based smartcards doubled sequentially.  Part of this growth was due to an increase in sales of Cortex-M class based chips.  These chips go into a wide range of price sensitive markets such as toys, white-goods and industrial controllers.  This strong sequential growth in low-cost microcontrollers has resulted in the average royalty rate decreasing to 4.9c in the quarter from 5.3c in the prior quarter and 5.4c in the same quarter last year.

The increasing penetration of smartphones continues to benefit ARM.  In Q3 smartphone shipments grew about 15% year-on-year, whilst overall mobile phone shipments were flat.  In addition, ARM’s customers reported an increase in wireless connectivity chip sales into mobile phones.  For the quarter, ARM achieved an average of 2.4 ARM technology-based chips per mobile handset, up from 2.1 in the previous quarter.  Over the last few months, more new smartphones and mobile computers based on Cortex-A technology were announced by OEMs including Dell, Google, Lenovo, HP and Motorola.

PIPD licensing
ARM signed three new licenses in Q4 for royalty-bearing platforms of physical IP, one at 28nm and two at 130nm.  The base of platform licenses for physical IP further drives ARM’s future royalty potential.

ARM’s strategy of developing advanced physical IP for leading-edge manufacturing processes remains on track. As mentioned in the Q3 earnings announcement GLOBALFOUNDRIES licensed a platform of ARM's advanced 28nm physical IP early in Q4.  In addition, two leading foundries licensed ARM’s physical IP at 130nm demonstrating continuing demand for ARM technology at more mature nodes.

At the end of the quarter, ARM had signed 68 platform licenses.

Q4 2009 and Cumulative PIPD Licensing Analysis

	Process Node	Total	Platform analysis	Royalty-bearing Platforms
	(nm)		(nm)	at Each Node
New Platform Licenses	32/28 130	1 2	32/28	6
			45/40	7
			65	10
			90	10
			130	15
			180 to 250	20
			Total	68

Included within processor licenses is another agreement for a Cortex-A9 processor which has been optimised with ARM’s physical IP and runs at 2GHz whilst consuming less than 2W of power, further demonstrating the synergistic benefits of having both processor and physical IP within ARM.

PIPD royalties
Physical IP royalties are generated mainly from chips manufactured in foundries such as TSMC, UMC and Chartered.  Royalties are recognised one quarter in arrears with royalties in Q4 generated from semiconductor unit shipments in Q3.

Underlying PIPD royalties in Q4 2009 were $10.3 million, up 8% year-on-year, to a record high.  PIPD demonstrates continuing market share gains as industry revenues are forecast to have declined about 5% compared to a year ago4.  ARM is now receiving royalty revenue from wafer shipments across nine different advanced processes at 65nm and below, contributing more than 10% of PIPD’s total royalty revenues.

People
At 31 December 2009, ARM had 1,710 full-time employees, a net reduction of 30 since the start of the year. At the end of 2009, the group had 661 employees based in the UK, 496 in the US, 204 in Continental Europe, 265 in India and 84 in the Asia Pacific region.

Principal risks and uncertainties
The principal risks and uncertainties faced by the Group that could affect the results in 2009 and beyond are noted within the Annual Report for the year ended 31 December 2008.  There have been no changes to these risks that would materially impact the Group in the foreseeable future.  These include but are not limited to: ARM's quarterly results may fluctuate significantly and be unpredictable which could adversely affect the market price of ARM ordinary shares; general economic conditions may reduce ARM's revenues and harm its business; and ARM competes in the intensely competitive semiconductor market.

4 Source: Gartner, December 2009

ARM Holdings plc
Fourth Quarter and Full Year Results
Consolidated balance sheet - IFRS

	31 December	31 December
	2009	2008
	Unaudited	Audited
	£ ’000	£ ’000

Assets
Current assets:
Financial assets: Cash and cash equivalents	34,489	76,502
Short-term investments	105,524	471
Short-term marketable securities	1,795	1,816
Embedded derivatives	2,480	12,298
Fair value of currency exchange contracts	457	-
Accounts receivable (see note 3)	65,247	76,914
Prepaid expenses and other assets	23,635	23,134
Current tax assets	350	621
Inventories: finished goods	1,680	1,972
Total current assets	235,657	193,728

Non-current assets:
Financial assets: Available-for-sale investments	9,432	1,167
Prepaid expenses and other assets	1,611	2,102
Property, plant and equipment	13,565	14,197
Goodwill	516,798	567,844
Other intangible assets	24,696	45,082
Deferred tax assets	42,724	24,063
Total non-current assets	608,826	654,455

Total assets	844,483	848,183

Liabilities and shareholders’ equity
Current liabilities:
Financial liabilities: Accounts payable	2,280	6,953
Fair value of currency exchange contracts	-	18,457
Accrued and other liabilities	46,688	35,646
Current tax liabilities	16,536	15,655
Deferred revenue	39,562	29,906
Total current liabilities	105,066	106,617

Non-current liabilities:
Deferred tax liabilities	720	1,223
Total liabilities	105,786	107,840

Net assets	738,697	740,343

Capital and reserves attributable to equity holders of the Company
Share capital	672	672
Share premium account	351,578	351,578
Share option reserve	61,474	61,474
Retained earnings	241,950	182,008
Revaluation reserve	(155)	(285)
Cumulative translation adjustment	83,178	144,896
Total equity	738,697	740,343

ARM Holdings plc
Consolidated income statement – IFRS

	Quarter ended	Quarter ended	Year ended	Year ended
	31 December 2009	31 December 2008	31 December 2009	31 December 2008
	Unaudited	Unaudited	Unaudited	Audited
	£'000	£'000	£'000	£'000
Revenues
Product revenues	80,298	90,116	286,834	282,382
Service revenues	4,884	4,251	18,188	16,552
Total revenues	85,182	94,367	305,022	298,934

Cost of revenues
Product costs	(3,045)	(7,889)	(16,645)	(24,539)
Service costs	(2,368)	(2,341)	(8,826)	(8,339)
Total cost of revenues	(5,413)	(10,230)	(25,471)	(32,878)

Gross profit	79,769	84,137	279,551	266,056

Research and development	(30,382)	(24,538)	(112,215)	(87,588)
Sales and marketing	(16,257)	(16,813)	(61,723)	(57,448)
General and administrative	(13,559)	(20,347)	(59,999)	(61,077)
Total operating expenses	(60,198)	(61,698)	(233,937)	(206,113)

Profit from operations	19,571	22,439	45,614	59,943
Investment income	581	811	1,788	3,297
Interest payable	(30)	(11)	(143)	(51)

Profit before tax	20,122	23,239	47,259	63,189
Tax	(2,781)	(6,014)	(6,820)	(19,597)

Profit for the period	17,341	17,225	40,439	43,592

Dividends
-final 2007 paid (on 21 May 2008) at 1.2 pence per share	−	−	−	15,267
-interim 2008 paid (on 3 October 2008) at 0.88 pence per share	−	11,116	−	11,116
-final 2008 paid (on 20 May 2009) at 1.32 pence per share	−	−	16,634	−
-interim 2009 paid (on 5 October 2009) at 0.97 pence per share	12,327	−	12,327	−

Earnings per share
Basic and diluted earnings	17,341	17,225	40,439	43,592

Number of shares (‘000)
Basic weighted average number of shares	1,278,164	1,255,332	1,266,624	1,265,237
Effect of dilutive securities: Share options and awards	38,275	19,819	34,026	21,176
Diluted weighted average number of shares	1,316,439	1,275,151	1,300,650	1,286,413

Basic EPS (pence)	1.4	1.4	3.2	3.4
Diluted EPS (pence)	1.3	1.4	3.1	3.4

Diluted earnings per ADS (cents)	6.4	5.9	15.1	14.9

All activities relate to continuing operations.
All of the profit for the period is attributable to the equity shareholders of the parent.

ARM Holdings plc
Consolidated statement of comprehensive income - IFRS

	Year ended	Year ended
	31 December 2009	31 December 2008
	Unaudited	Audited
	£’000	£’000

Profit for the year	40,439	43,592
Other comprehensive income:
Realised gain on available-for-sale investment (net of tax of £84,000)	−	214
Unrealised holding gain/(losses) on available-for-sale investments (net of tax of £nil)	130	(285)
Foreign exchange difference on consolidation	(61,718)	164,369
Other comprehensive (loss)/income for the year	(61,588)	164,298
Total comprehensive (loss)/income for the year	(21,149)	207,890

ARM Holdings plc
Consolidated cash flow statement - IFRS

	Year	Year
	ended	ended
	31 December 2009	31 December 2008
	Unaudited	Audited
	£’000	£’000

Operating activities
Profit from operations	45,614	59,943
Depreciation and amortisation of tangible and intangible assets	24,953	26,952
Loss on disposal of property, plant and equipment	79	36
Compensation charge in respect of share-based payments	19,001	15,409
Impairment of available-for-sale investments	412	−
Profit on disposal of available-for-sale investments	(224)	−
Provision for doubtful debts	1,018	641
Provision for obsolescence of inventory	211	87
Movement in fair value of currency exchange contracts	(18,914)	17,961
Movement in fair value of embedded derivatives	9,818	(12,518)

Changes in working capital:
Accounts receivable	9,531	(6,364)
Inventories	81	280
Prepaid expenses and other assets	358	(8,915)
Accounts payable	(4,673)	4,661
Deferred revenue	10,281	1,548
Accrued and other liabilities	14,564	6,831

Cash generated by operations before tax	112,110	106,552
Income taxes paid	(15,550)	(6,019)

Net cash from operating activities	96,560	100,533

Investing activities
Interest received	1,277	3,234
Purchases of property, plant and equipment	(6,030)	(8,084)
Purchases of other intangible assets	(3,888)	(5,938)
Purchases of available-for-sale investments	(9,116)	(1,029)
Proceeds on disposal of property, plant and equipment	49	−
Proceeds on disposal of available-for-sale investments	663	6,291
Purchase of short-term investments	(104,902)	(758)
Purchases of subsidiaries, net of cash acquired	(563)	(7,371)

Net cash used in investing activities	(122,510)	(13,655)

Financing activities
Proceeds received on issuance of shares from treasury	19,085	5,581
Purchase of own shares	−	(40,286)
Dividends paid to shareholders	(28,961)	(26,383)

Net cash used in financing activities	(9,876)	(61,088)

Net (decrease) / increase in cash and cash equivalents	(35,826)	25,790
Cash and cash equivalents at beginning of year	76,502	49,509
Effect of foreign exchange rate changes	(6,187)	1,203
Cash and cash equivalents at end of year	34,489	76,502

ARM Holdings plc
Consolidated statement of changes in shareholders’ equity – IFRS
		Share	Share		Reval-	Cumulative
	Share	premium	option	Retained	-uation	translation
	capital	account	reserve	earnings	reserve	adjustment	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000

At 1 January 2008 (audited)	672	351,578	61,474	185,125	(214)	(19,473)	579,162
Profit for the year	−	−	−	43,592	−	−	43,592
Other comprehensive income:
Realised gain on available-for-sale investment	−	−	−	−	214	−	214
Unrealised holding losses on available-for-sale investments	−	−	−	−	(285)	−	(285)
Currency translation adjustment	−	−	−	−	−	164,369	164,369
Total comprehensive income/(expense) for the year	−	−	−	43,592	(71)	164,369	207,890
Dividends	−	−	−	(26,383)	−	−	(26,383)
Credit in respect of employee share schemes	−	−	−	15,409	−	−	15,409
Movement on tax arising on share options	−	−	−	(1,030)	−	−	(1,030)
Purchase of own shares	−	−	−	(40,286)	−	−	(40,286)
Proceeds from sale of own shares	−	−	−	5,581	−	−	5,581
	−	−	−	(46,709)	−	−	(46,709)
At 31 December 2008 (audited)	672	351,578	61,474	182,008	(285)	144,896	740,343

Profit for the year	−	−	−	40,439	−	−	40,439
Other comprehensive income:
Unrealised holding gain on available-for-sale investments	−	−	−	−	130	−	130
Currency translation adjustment	−	−	−	−	−	(61,718)	(61,718)
Total comprehensive income/(expense) for the year	−	−	−	40,439	130	(61,718)	(21,149)
Dividends	−	−	−	(28,961)	−	−	(28,961)
Credit in respect of employee share schemes	−	−	−	19,001	−	−	19,001
Movement on tax arising on share options	−	−	−	10,378	−	−	10,378
Proceeds from sale of own shares	−	−	−	19,085	−	−	19,085
	−	−	−	19,503	−	−	19,503
At 31 December 2009 (unaudited)	672	351,578	61,474	241,950	(155)	83,178	738,697

Notes to the Financial Information

(1) Basis of preparation
International Financial Reporting Standards
The financial information prepared in accordance with the Group's IFRS accounting policies comprises the consolidated balance sheets as of 31 December 2009 and 31 December 2008, consolidated income statements for the quarters and years ended 31 December 2009 and 2008, consolidated statements of comprehensive income, consolidated cash flow statements and consolidated statements of changes in shareholders’ equity for the years ended 31 December 2009 and 2008, together with related notes.  This financial information has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority.  In preparing this financial information management has used the principal accounting policies as set out in the Group’s annual financial statements for the year ended 31 December 2008.

The following new standards, amendments to standards or interpretations are mandatory for the first time for the financial year beginning 1 January 2009:

•
Amendment to IFRS 2, “Share-based payments” This clarifies what events constitute vesting conditions and also specifies that all cancellations, whether by the Group or by another party, should receive the same accounting treatment. This does not have a material impact on the Group’s financial statements as it does not have a significant number of the types of options affected.

•
IAS 1 (revised), “Presentation of financial statements” This revised standard requires entities to prepare a statement of comprehensive income. All non-owner changes in equity are required to be shown in a performance statement, but entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income). Owner changes in equity are shown in a statement of changes in equity. Also entities making restatements or reclassifications of comparative information are required to present a restated balance sheet as at the beginning of the comparative period in addition to the current requirement to present balance sheets at the end of the current period and comparative period. The Group has disclosed both an income statement and a statement of comprehensive income in these results.

•
IFRS 7 (Revised), “Financial instruments: Disclosures” This amendment forms part of the IASB's response to the financial crisis and is aimed at improving transparency and enhancing accounting guidance. The amendment increases the disclosure requirements about fair value measurement and reinforces existing principles for disclosure about liquidity risk. The amendment introduces a three-level hierarchy for fair value measurement disclosure and requires some specific quantitative disclosures for financial instruments in the lowest level in the hierarchy. In addition, the amendment clarifies and enhances existing requirements for the disclosure of liquidity risk primarily requiring a separate liquidity risk analysis for derivative and non-derivative financial liabilities. This will only affect presentation in the Group’s annual financial statements.

The following new standards, amendments to standards or interpretations are mandatory for the first time for the financial year beginning 1 January 2009, but are not currently relevant to the Group:

•	Amendment to IAS 39, “Financial instruments: Recognition and measurement”;
•	Amendment to IAS 32, “Financial instruments: Presentation”, and IAS 1, “Presentation of financial statements on ‘Puttable financial instruments and obligations arising on liquidation'”;
•	IAS 23 (Revised), “Borrowing costs”;
•	IFRIC 13, “Customer loyalty programmes relating to IAS 18, Revenue”;
•	IFRIC 14, “IAS 19, The limit on a defined benefit asset, minimum funding requirements and their interaction”.

(2) Share-based payment costs and acquisition-related expenses
Included within the consolidated income statement for the quarter ended 31 December 2009 are total share-based payment costs (including related payroll taxes) of £8.0 million (2008: £4.3 million), allocated £0.6 million (2008: £0.3 million) in cost of revenues, £4.8 million (2008: £2.9 million) in research and development costs, £1.5 million (2008: £0.5 million) in sales and marketing costs and £1.1 million (2008: £0.6 million) in general and administrative costs.

Included within the consolidated income statement for the year ended 31 December 2009 are total share-based payment costs (including related payroll taxes) of £24.7 million (2008: £15.9 million), allocated £1.7 million (2008: £1.1 million) in cost of revenues, £14.8 million (2008: £10.7 million) in research and development costs, £4.7 million (2008: £2.0 million) in sales and marketing costs and £3.5 million (2008: £2.1 million) in general and administrative costs.

Also included within operating costs for the quarter ended 31 December 2009 is amortisation of intangibles acquired on business combinations of £3.6 million (2008: £5.5 million), allocated £1.7 million (2008: £3.1 million) in research and development costs, £1.9 million (2008: £2.2 million) in sales and marketing costs and £nil (2008: £0.2 million) in general and administrative costs.

(3) Accounts receivable
Included within accounts receivable at 31 December 2009 are £13.0 million (31 December 2008: £17.9 million) of amounts recoverable on contracts.

(4) Segmental reporting
At 31 December 2009, the Group is organised on a worldwide basis into three main business segments:

Processor Division (PD), encompassing those resources that are centred on microprocessor cores, including specific functions such as graphics IP, fabric IP and embedded software and configurable digital signal processing IP.

Physical IP Division (PIPD), concerned with the building blocks necessary for translation of a circuit design into actual silicon.

Systems Design Division (SDD), focused on the tools and models used to create and debug software and system-on-chip (SoC) designs.

This is based upon the Group’s internal organisation and management structure and is the primary way in which the board of directors is provided with financial information.  Whilst revenues are reported into four main revenue streams (namely licensing, royalties, development systems and services), the costs, operating results and balance sheets are only analysed into these three divisions.

The following analysis is of revenues (in both GBP and USD), operating expenses, investment income, interest payable, profit/(loss) before tax, tax, profit/(loss) for the year, depreciation, amortisation of intangible assets, share-based payment costs, goodwill and total assets for each segment and the Group in total.
Year ended 31 December 2009	Processor Division £000	Physical IP Division £000	Systems Design Division £000	Unallocated £000	Group £000
Segmental income statement
Revenues (GBP)	£227,191	£44,890	£32,941	−	£305,022
Operating costs	(148,820)	(81,070)	(37,019)	7,501	(259,408)
Investment income	−	−	−	1,788	1,788
Interest payable	−	−	−	(143)	(143)
Profit/(loss) before tax	78,371	(36,180)	(4,078)	9,146	47,259
Tax	−	−	−	(6,820)	(6,820)
Profit/(loss) for the year	78,371	(36,180)	(4,078)	2,326	40,439
Other segmental items
Amortisation of intangible assets (including software)	3,709	13,933	1,693	−	19,335
Share-based payment costs	10,698	4,992	3,311	−	19,001
Goodwill	135,723	366,258	14,817	−	516,798
Total assets	223,300	394,194	28,089	198,900	844,483
Revenues (USD)	$365,730	$72,148	$51,575	−	$489,453

Year ended 31 December 2008	Processor Division £000	Physical IP Division £000	Systems Design Division £000	Unallocated £000	Group £000
Segmental income statement
Revenues (GBP)	£221,354	£46,432	£31,148	−	£298,934
Operating costs	(124,597)	(73,173)	(38,189)	(3,032)	(238,991)
Investment income	−	−	−	3,297	3,297
Interest payable	−	−	−	(51)	(51)
Profit/(loss) before tax	96,757	(26,741)	(7,041)	214	63,189
Tax	−	−	−	(19,597)	(19,597)
Profit/(loss) for the year	96,757	(26,741)	(7,041)	(19,383)	43,592
Other segmental items
Amortisation of intangible assets (including software)	2,692	16,187	2,903	−	21,782
Share-based payment costs	8,937	3,698	2,774	−	15,409
Goodwill	143,649	407,940	16,255	−	567,844
Total assets	235,899	463,302	32,136	116,846	848,183
Revenues (USD)	$403,541	$84,874	$57,796	−	$546,211

There are no inter-segment revenues.  The results of each segment have been prepared using accounting policies consistent with those of the Group as a whole.  Unallocated assets include financial assets, current and deferred tax and VAT.

(5) Non-GAAP measures
The following non-GAAP measures, including reconciliations to the IFRS measures, have been used in this earnings release. These measures have been presented as they allow a clearer comparison of operating results that exclude acquisition-related charges, share-based payment costs and restructuring charges and profit on disposal and impairment of available-for-sale investments. Full reconciliations of Q409, Q408, Q309, FY 2009 and FY 2008 are shown in notes 5.14 to 5.18.  All figures in £’000 unless otherwise stated.

Summary normalised figures	Q4 2009		Q4 2008		Q3 2009		FY 2009		FY 2008

Revenues	85,182		94,367		75,160		305,022		298,934
Revenues ($’000)	140,017		149,420		123,008		489,453		546,211

Gross margin	94.3%		89.5%		92.9%		92.2%		89.4%
Operating expenses	48,563		51,783		45,986		186,152		169,452
Profit from operations	31,757		32,648		23,833		95,126		97,706
Operating margin	37.3%		34.6%		31.7%		31.2%		32.7%

Profit before tax	32,308		33,448		24,263		96,771		100,952
Earnings per share (diluted)	1.79	p	1.94	p	1.34	p	5.45	p	5.66	p

Cash	141,808		78,789		121,689		141,808		78,789
Cash generation	30,683		28,294		28,338		86,103		93,112

	(5.1)	(5.2)	(5.3)	(5.4)	(5.5)
	Q4 2009	Q4 2008	Q3 2009	FY 2009	FY 2008

Revenues (£’000)	85,182	94,367	75,160	305,022	298,934
ARM’s effective exchange rate ($/£)	1.64	1.58	1.64	1.60	1.83
Revenues ($’000)	140,017	149,420	123,008	489,453	546,211

	(5.6)	(5.7)	(5.8)
	31 December 2009	30 September 2009	31 December 2008

Cash and cash equivalents	34,489	44,475	76,502
Short-term investments	105,524	75,404	471
Short-term marketable securities	1,795	1,810	1,816
Normalised cash	141,808	121,689	78,789

	(5.9)	(5.10)	(5.11)	(5.12)	(5.13)
	Q4 2009	Q4 2008	Q3 2009	FY 2009	FY 2008

Normalised cash at end of period (as above)	141,808	78,789	121,689	141,808	78,789
Less: Normalised cash at beginning of period	(121,689)	(66,019)	(88,217)	(78,789)	(51,323)
Add back: Cash outflow from investments and acquisitions (net of cash acquired)	4,616	5,760	1,346	9,679	8,400
Add back: Cash outflow from payment of dividends	12,327	11,116	−	28,961	26,383
Add back: Cash outflow from purchase of own shares	−	3,243	−	−	40,286
Add back: Cash outflow from restructuring and other normalised items	2,100	378	118	4,192	2,449
Less: Cash inflow from exercise of share options	(8,479)	(160)	(6,598)	(19,085)	(5,581)
Less: Cash inflow from sale of available-for-sale investments	−	(4,813)	−	(663)	(6,291)
Normalised cash generation	30,683	28,294	28,338	86,103	93,112

(5.14) Normalised income statement for Q4 2009
	Normalised	Share-based payments	Normalised incl share-based compen-sation	Intangible amortisa-tion	Other acquisition -related charges	Restruct- -uring charges	IFRS
	£'000	£'000	£'000	£'000	£'000	£'000	£'000

Revenues
Product revenues	80,298	−	80,298	−	−	−	80,298
Service revenues	4,884	−	4,884	−	−	−	4,884
Total revenues	85,182	−	85,182	−	−	−	85,182

Cost of revenues
Product costs	(3,045)	−	(3,045)	−	−	−	(3,045)
Service costs	(1,817)	(551)	(2,368)	−	−	−	(2,368)
Total cost of revenues	(4,862)	(551)	(5,413)	−	−	−	(5,413)

Gross profit	80,320	(551)	79,769	−	−	−	79,769
Gross margin	94.3%						93.6%
Research and development	(23,867)	(4,781)	(28,648)	(1,734)	−	−	(30,382)
Sales and marketing	(12,733)	(1,514)	(14,247)	(1,896)	(114)	−	(16,257)
General and administrative	(11,963)	(1,116)	(13,079)	−	−	(480)	(13,559)
Total operating expenses	(48,563)	(7,411)	(55,974)	(3,630)	(114)	(480)	(60,198)

Profit from operations	31,757	(7,962)	23,795	(3,630)	(114)	(480)	19,571
Operating margin	37.3%						23.0%
Investment income	581	−	581	−	−	−	581
Interest payable	(30)	−	(30)	−	−	−	(30)

Profit before tax	32,308	(7,962)	24,346	(3,630)	(114)	(480)	20,122
Tax	(8,773)	4,437	(4,336)	1,348	32	175	(2,781)

Profit for the period	23,535	(3,525)	20,010	(2,282)	(82)	(305)	17,341

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,316,439		1,316,439				1,316,439
Earnings per share – pence	1.79		1.52				1.32

ADSs outstanding (‘000)	438,813		438,813				438,813
Earnings per ADS – cents	8.66		7.36				6.38

(5.15) Normalised income statement for Q4 2008
	Normalised	Share-based payments	Normalised incl share-based compen-sation	Intangible amortisa-tion	Other acquisition -related charges	Restruct- -uring charges	IFRS
	£'000	£'000	£'000	£'000	£'000	£'000	£'000

Revenues
Product revenues	90,116	−	90,116	−	−	−	90,116
Service revenues	4,251	−	4,251	−	−	−	4,251
Total revenues	94,367	−	94,367	−	−	−	94,367

Cost of revenues
Product costs	(7,889)	−	(7,889)	−	−	−	(7,889)
Service costs	(2,047)	(294)	(2,341)	−	−	−	(2,341)
Total cost of revenues	(9,936)	(294)	(10,230)	−	−	−	(10,230)

Gross profit	84,431	(294)	84,137	−	−	−	84,137
Gross margin	89.5%						89.2%
Research and development	(18,559)	(2,884)	(21,443)	(3,072)	(23)	−	(24,538)
Sales and marketing	(14,060)	(559)	(14,619)	(2,195)	1	−	(16,813)
General and administrative	(19,164)	(560)	(19,724)	(197)	(136)	(290)	(20,347)
Total operating expenses	(51,783)	(4,003)	(55,786)	(5,464)	(158)	(290)	(61,698)

Profit from operations	32,648	(4,297)	28,351	(5,464)	(158)	(290)	22,439
Operating margin	34.6%						23.8%
Investment income	811	−	811	−	−	−	811
Interest payable	(11)	−	(11)	−	−	−	(11)

Profit before tax	33,448	(4,297)	29,151	(5,464)	(158)	(290)	23,239
Tax	(8,733)	447	(8,286)	2,108	53	111	(6,014)

Profit for the period	24,715	(3,850)	20,865	(3,356)	(105)	(179)	17,225

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,275,151		1,275,151				1,275,151
Earnings per share – pence	1.94		1.64				1.35

ADSs outstanding (‘000)	425,050		425,050				425,050
Earnings per ADS – cents	8.52		7.19				5.94

(5.16) Normalised income statement for Q3 2009
	Normalised	Share-based payments	Normalised incl share-based compen-sation	Intangible amortisa-tion	Other acquisition -related charges	Restruct- -uring charges	IFRS
	£'000	£'000	£'000	£'000	£'000	£'000	£'000

Revenues
Product revenues	70,717	−	70,717	−	−	−	70,717
Service revenues	4,443	−	4,443	−	−	−	4,443
Total revenues	75,160	−	75,160	−	−	−	75,160

Cost of revenues
Product costs	(3,661)	−	(3,661)	−	−	−	(3,661)
Service costs	(1,680)	(434)	(2,114)	−	−	−	(2,114)
Total cost of revenues	(5,341)	(434)	(5,775)	−	−	−	(5,775)

Gross profit	69,819	(434)	69,385	−	−	−	69,385
Gross margin	92.9%						92.3%
Research and development	(21,542)	(3,772)	(25,314)	(1,780)	−	−	(27,094)
Sales and marketing	(11,859)	(1,196)	(13,055)	(1,861)	(114)	−	(15,030)
General and administrative	(12,585)	(881)	(13,466)	(3)	−	(6,557)	(20,026)
Total operating expenses	(45,986)	(5,849)	(51,835)	(3,644)	(114)	(6,557)	(62,150)

Profit from operations	23,833	(6,283)	17,550	(3,644)	(114)	(6,557)	7,235
Operating margin	31.7%						9.6%
Investment income	467	−	467	−	−	−	467
Interest payable	(37)	−	(37)	−	−	−	(37)

Profit before tax	24,263	(6,283)	17,980	(3,644)	(114)	(6,557)	7,665
Tax	(6,807)	2,800	(4,007)	1,364	32	1,837	(774)

Profit for the period	17,456	(3,483)	13,973	(2,280)	(82)	(4,720)	6,891

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,301,102		1,301,102				1,301,102
Earnings per share – pence	1.34		1.07				0.53

ADSs outstanding (‘000)	433,701		433,701				433,701
Earnings per ADS – cents	6.44		5.15				2.54

(5.17) Normalised income statement for FY 2009
	Normalised	Share-based payments	Normalised incl share-based compen-sation	Intangible amortisa-tion	Other acquisition -related charges	Disposal / impairment of investments	Restruct- -uring charges	IFRS
	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000

Revenues
Product revenues	286,834	−	286,834	−	−	−	−	286,834
Service revenues	18,188	−	18,188	−	−	−	−	18,188
Total revenues	305,022	−	305,022	−	−	−	−	305,022

Cost of revenues
Product costs	(16,645)	−	(16,645)	−	−	−	−	(16,645)
Service costs	(7,099)	(1,727)	(8,826)	−	−	−	−	(8,826)
Total cost of revenues	(23,744)	(1,727)	(25,471)	−	−	−	−	(25,471)

Gross profit	281,278	(1,727)	279,551	−	−	−	−	279,551
Gross margin	92.2%							91.6%
Research and development	(89,742)	(14,817)	(104,559)	(7,656)	−	−	−	(112,215)
Sales and marketing	(48,543)	(4,697)	(53,240)	(8,027)	(456)	−	−	(61,723)
General and administrative	(47,867)	(3,458)	(51,325)	(15)	−	(188)	(8,471)	(59,999)
Total operating expenses	(186,152)	(22,972)	(209,124)	(15,698)	(456)	(188)	(8,471)	(233,937)

Profit from operations	95,126	(24,699)	70,427	(15,698)	(456)	(188)	(8,471)	45,614
Operating margin	31.2%							15.0%
Investment income	1,788	−	1,788	−	−	−	−	1,788
Interest payable	(143)	−	(143)	−	−	−	−	(143)

Profit before tax	96,771	(24,699)	72,072	(15,698)	(456)	(188)	(8,471)	47,259
Tax	(25,929)	10,642	(15,287)	5,869	128	53	2,417	(6,820)

Profit for the period	70,842	(14,057)	56,785	(9,829)	(328)	(135)	(6,054)	40,439

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,300,650	1,300,650	1,300,650
Earnings per share – pence	5.45	4.37	3.11

ADSs outstanding (‘000)	433,550	433,550	433,550
Earnings per ADS – cents	26.39	21.15	15.06

(5.18) Normalised income statement for FY 2008
	Normalised	Share-based payments	Normalised incl share-based compen-sation	Intangible amortisa-tion	Other acquisition -related charges	Restruct- -uring charges	IFRS
	£'000	£'000	£'000	£'000	£'000	£'000	£'000

Revenues
Product revenues	282,382	−	282,382	−	−	−	282,382
Service revenues	16,552	−	16,552	−	−	−	16,552
Total revenues	298,934	−	298,934	−	−	−	298,934

Cost of revenues
Product costs	(24,539)	−	(24,539)	−	−	−	(24,539)
Service costs	(7,237)	(1,102)	(8,339)	−	−	−	(8,339)
Total cost of revenues	(31,776)	(1,102)	(32,878)	−	−	−	(32,878)

Gross profit	267,158	(1,102)	266,056	−	−	−	266,056
Gross margin	89.4%						89.0%
Research and development	(65,820)	(10,694)	(76,514)	(10,854)	(220)	−	(87,588)
Sales and marketing	(47,357)	(2,037)	(49,394)	(8,056)	2	−	(57,448)
General and administrative	(56,275)	(2,075)	(58,350)	(691)	(164)	(1,872)	(61,077)
Total operating expenses	(169,452)	(14,806)	(184,258)	(19,601)	(382)	(1,872)	(206,113)

Profit from operations	97,706	(15,908)	81,798	(19,601)	(382)	(1,872)	59,943
Operating margin	32.7%						20.1%
Investment income	3,297	−	3,297	−	−	−	3,297
Interest payable	(51)	−	(51)	−	−	−	(51)

Profit before tax	100,952	(15,908)	85,044	(19,601)	(382)	(1,872)	63,189
Tax	(28,121)	235	(27,886)	7,471	130	688	(19,597)

Profit for the period	72,831	(15,673)	57,158	(12,130)	(252)	(1,184)	43,592

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,286,413		1,286,413				1,286,413
Earnings per share – pence	5.66		4.44				3.39

ADSs outstanding (‘000)	428,804		428,804				428,804
Earnings per ADS – cents	24.89		19.54				14.90

Notes

The results shown for Q4 2009, Q3 2009, Q4 2008, and FY 2009 are unaudited. The results shown for FY 2008 are audited. The condensed consolidated financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts of the Company in respect of the financial year ended 31 December 2008 were approved by the Board of directors on 2 April 2009 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain an emphasis of matter paragraph nor any statement under Section 237 of the Companies Act 1985.

The results for ARM for Q4 2009 and previous quarters as shown reflect the accounting policies as stated in Note 1 to the financial statements in the Annual Report and Accounts filed with Companies House in the UK for the financial year ended 31 December 2008 and in the Annual Report on Form 20-F for the financial year ended 31 December 2008.

This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995. These statements are subject to risk factors associated with the semiconductor and intellectual property businesses. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, its management or its businesses and financial performance and condition are intended to identify those assertions as forward-looking statements. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a number of variables, many of which are beyond our control. These variables could cause actual results or trends to differ materially and include, but are not limited to: failure to realise the benefits of our recent acquisitions, unforeseen liabilities arising from our recent acquisitions, price fluctuations, actual demand, the availability of software and operating systems compatible with our intellectual property, the continued demand for products including ARM’s intellectual property, delays in the design process or delays in a customer’s project that uses ARM’s technology, the success of our semiconductor partners, loss of market and industry competition, exchange and currency fluctuations, any future strategic investments or acquisitions, rapid technological change, regulatory developments, ARM’s ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties, actual or potential litigation, changes in tax laws, interest rates and access to capital markets, political, economic and financial market conditions in various countries and regions and capital expenditure requirements.

More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the financial year ended 31 December 2008 including (without limitation) under the caption “Risk Factors” (on pages 5 to 13) which is on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademarks of ARM Limited. ARM7, ARM9, ARM11, Cortex and Mali are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium NV; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS; and ARM Sweden AB.